100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

July 1, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Hugh West

Branch Chief

Re:	Virtus Investment Partners, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 24, 2014

Form 8-K Filed April 30, 2014

File No. 001-10994

Ladies and Gentlemen:

On behalf of Virtus Investment Partners, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated May 30, 2014, from Mr. Hugh West, Branch Chief, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Annual Report”), filed with the Commission on February 24, 2014; and (ii) the Company’s Current Report on Form 8-K, filed with the Commission on April 30, 2014.

The comments and responses set forth below are keyed to the numbering of the comments, which we have reproduced in bold print.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of this letter. Please note this letter omits confidential information included in an unredacted version delivered to the Staff. Such redactions are denoted herein by “[***].”

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

Form 10-K for the fiscal year ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 42

Note 2. Summary of Significant Accounting Policies, page F-8

Principles of Consolidation and Basis of Presentation, page F-8

1.	We note your disclosure that you evaluate for consolidation variable interest entities (“VIEs”) in which the Company is the primary beneficiary. Please revise future filings to provide the following information:

•	Generally describe the methodology used in evaluating whether you are the primary beneficiary of a VIE, including a description of the significant judgments and assumptions made.

•	Describe the types of structures you are a party to that you consider to be VIEs, and specify which of these structures qualifies for the deferral set forth in ASC 810-10-65-2(aa).

•	Clarify which of the VIEs disclosed pursuant to the preceding bullet are consolidated and which are not.

Refer to ASC 810-10-50-2AA, ASC 810-10-50-5A and ASC 810-10-50-12 and provide us with a draft of your proposed disclosure.

Company Response

The Company acknowledges the staff’s comment and will revise its future filings to include the following disclosure (underlined text indicates additional disclosure to current disclosure):

Principles of Consolidation and Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company, its subsidiaries and sponsored investment products in which it has a controlling financial interest. The Company is generally considered to have a controlling financial interest when it owns a majority of the voting interest in an entity or otherwise has the power to govern the financial and operating policies of the subsidiary. (See Note XX for additional information related to the consolidation of sponsored investment products.) Material intercompany accounts and transactions have been eliminated.

The Company also evaluates any variable interest entities (“VIEs”) in which the Company has a variable interest for consolidation. A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support, or (b) where as a group, the holders of equity investment at risk do not possess: (i) the power to direct the activities that most significantly impact the entity’s performance; (ii) the obligation to absorb expected losses or the right to receive expected residual returns of the entity; or (iii) proportionate voting and economic interests and where

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

substantially all of the entity’s activities either involve or are conducted on behalf the equity holders. If an entity has either of these characteristics, it is considered a VIE and required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that has both the power to direct the activities that most significantly impact the VIE’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. None of the VIEs that the Company had involvement in for the year ended December 31, XXXX qualified for the deferral as set forth in ASC 810-10-65-2 (aa).

Collateralized Debt Obligations

At December 31, XXXX and XXXX, certain of the Company’s affiliates served as the collateral manager for collateralized loan and collateralized bond obligations (collectively, “CDOs”). The CDOs, which are investment trusts, had aggregate assets under management of $XX billion, $XX billion and $XX billion at December 31, XXXX, XXXX and XXXX, respectively, which were primarily invested in a variety of fixed income securities. The CDO assets and liabilities reside in bankruptcy remote, special purpose entities in which the Company has no ownership in, nor holds any notes issued by, the CDOs and provides neither recourse nor guarantees. Accordingly, the Company’s financial exposure to these CDOs is limited only to the collateral investment management fees it earns, which totaled $XX million, $XX million and $XX million for the years ended December 31, XXXX, XXXX and XXXX, respectively.

The CDOs are considered variable interest entities and as a result the Company is required to consider the nature of its involvement in these VIEs in determining if it should consolidate the entity. Consolidation would be required if the collateral management fees represented a variable interest and the Company was the primary beneficiary of the VIE. The primary beneficiary assessment includes an analysis of the rights of the Company in its capacity as collateral manager and an analysis of whether the Company could receive significant benefits or absorb significant losses from the CDO.

The Company determined that its investment management fees received as collateral manager for certain CDOs did not represent a variable interest due to the anticipated fees being fixed in nature, senior to interest and principal payments, and any subordinated fee elements were insignificant relative to the total fee and total anticipated economic performance of the CDOs. For certain other CDOs, the Company determined that its fees were a variable interest but that it was not the primary beneficiary and accordingly does not consolidate these CDOs. The Company has determined that its role as the collateral manager provides the Company with the power to direct the activities that most significantly impact the CDO’s performance; however it does not have the right to receive benefits and obligations to absorb losses that could be potentially significant to the VIE. In making this determination, the Company used a qualitative assessment as well as an economic model to corroborate the qualitative assessment, which includes making assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows, and credit and interest rate risks

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

Collateralized Debt Obligations, page F-12

2.	We note from your discussion that you serve as the collateral manager for collateralized debt obligations for which you have determined that you are not the primary beneficiary. Please provide us with more information regarding the fee structure of these entities and how the significance of these fees was contemplated in determining whether or not you are the primary beneficiary. In this regard, we note your disclosure that you receive management fees for structured finance products that are subordinate and only payable if certain financial criteria of the underlying assets are met. Please tell us the following:

•	Whether you believe you have the power to direct the activities of these entities that most significantly impact their economic performance and the factors considered when making this conclusion;

•	Whether all management fees are earned in this manner or whether only a portion of the fees are earned once certain criteria are met with the remainder earned as services are provided;

•	The criteria that must be met for you to receive the fees payable upon the satisfaction of certain financial criteria related to the underlying assets and tell us the time period over which these fees are typically earned;

•	Whether you hold any residual or other interests in these entities and if so, the nature of these interests and how they were contemplated in your analysis of whether you were the primary beneficiary; and,

•	Tell us the qualitative factors considered in your analysis, and provide the quantitative analysis used, if any, to determine whether your fees or other interests in these entities are insignificant.

Company Response

The Company performed its accounting assessment on each of its structured products in connection with the adoption of ASC 810-10, as amended by ASU 2009-17. The Company is providing the staff with additional detailed information regarding the fee structure and other aspects of its structured products for which it has determined it is does not have a variable interest in or is not the primary beneficiary.

Provided below is a summary of the revenue contribution and level of assets under management (“AUM”) of the Company’s structured products during the reporting period:

[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

A summary of each of the Company’s structured products, which consist of collateralized bond (“CBOs)” and loan obligations (“CLOs”) collectively referred to as collateralized debt obligations (“CDOs”), is provided in the following table:

[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]					[***]

[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]					[***]

[***]					[***]

(1)	Phoenix II was redeemed during the second quarter of 2014; as of June 30, 2014 there was no collateral balance outstanding
(2)	Nob Hill II was redeemed during the second quarter of 2012; as of June 30, 2012 there was no collateral balance outstanding
(3)	Participation of [***]% of returns to the income notes above [***]% IRR

Fee Structure

Key elements of the fee structures for the CDOs are provided below:

•	The Company is entitled to senior collateral management fees in the range of [***] to [***] basis points of aggregate collateral assets outstanding, which is paid prior to any interest or principal distributions to the debt holders;

•	The Company is entitled to subordinated collateral management fees in the range of [***] to [***] basis points of aggregate collateral assets outstanding, which is paid only after interest or principal distributions to the debt holders are made, but before any distributions are made to equity holders;

•	None of the CBOs allow for the payment of any incentive management fees;

•	The CLOs have an ability to earn incentive fees of [***]% of proceeds to the Income Note holders (equity holders) after the Income Notes generate an IRR of [***]%;incentive fees are paid after all of the senior collateral management fees, scheduled interest or principal distributions to the Note (debt) holders and subordinated collateral management fees are paid; and

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

•	The fees earned related to the Company’s role in providing collateral management services, are commensurate with the level of effort required to provide the service and there are no unusual contractual terms or conditions affecting the fee structure.

CBOs

The Company determined with regard to the CBOs that it does not have a variable interest as it meets all of the conditions outlined in ASC 810-10-55-37 (a) through (f) which outlines criteria that must be met in order for a service provider or decision maker to conclude that its fees are not a variable interest. This conclusion was based on the following factors and conditions that all of the CBOs shared at the time of assessment:

•	The CBOs were substantially under-collateralized and were failing collateralization and asset quality tests, indicating that the collateral assets would not be sufficient to return the principal investment balances to Note (debt) holders and result in a loss to the overall VIE;

•	Due to the CBO failing certain tests, interest proceeds from the underlying collateral normally reserved for the payment of expenses, fees and interest payments on the issued Notes, were being diverted to pay down principal of the senior note holders before the payment of any subordinated fees;

•	Subordinated fees had not been collected for several years prior to the date of assessment;

•	There was significant accumulated unpaid deferred interest which would have to be paid to the Subordinate Note (debt) holders before any subordinated fees could be paid and therefore the receipt of any subordinated fees in the future was deemed to be unlikely;

•	The Company has never had any ownership interest in the CBOs or held any notes issued by them; and

•	Each CBO was out of its reinvestment period.

These qualitative factors indicated that based on the then current conditions and expected future performance of the collateral at the time of assessment, the subordinated fee was not expected to be received and therefore was not a substantive feature of the VIE and that the senior fees would not be greater than an insignificant amount of the total anticipated economic performance of the CBOs or absorb a greater than insignificant amount of the variability of the CBOs and thus meet the requirements of ASC 810-10-55-37 (a) through (f). Accordingly, the Company concluded that its investment management fees received as collateral manager for the CBOs did not represent a variable interest in any of the CBOs.

CLOs

The Company determined with regard to the CLOs that it has a variable interest as it does not meet the conditions of ASC 810-10-55-37 (a) through (f), specifically condition (b), due to

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

an incentive fee being a component of the fee structure as well as anticipated future collection of the subordinated collateral management fees. The Company determined that it is not the primary beneficiary of these CLOs because it does not have the obligation to absorb losses or right to receive benefits that could be potentially significant to the CLOs. The Company evaluated the guidance as set forth in ASC 810-10-25-38A (a) and (b) when it made this determination:

ASC 810-10-25-38A (a) – The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance:

The main purpose of each CLO is to provide returns to the note and equity holders through interest and principal proceeds from its collateral assets. The Company’s role and contractual rights as the collateral manager provide it with the power to direct the activities of the CLO that most significantly impact the VIE’s economic performance. It is noted however that the Nob Hill I CLO was coming out of its reinvestment period beginning in August of 2012, and, as a result, the Company would be contractually limited in being able to actively reinvest the collateral assets as they are paid or mature; instead they would be diverted to pay down principal payments as defined in the priority of payments of the CLO’s indenture. Nob Hill II CLO was redeemed in June of 2012 as a result of a single party obtaining a majority position in the income notes (equity) and exercising its contractual early redemption rights, causing liquidation of the CLO.

ASC 810-10-25-38A (b) – The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights:

In making the determination as to whether the Company has the right or obligation to absorb losses or receive benefits from the CLOs that could potentially be significant, the Company performed a qualitative assessment, as well as a quantitative assessment to corroborate the qualitative assessment. In making the qualitative assessment the Company evaluated the purpose and design of its fees and that it did not hold any other financial interest in the CLOs and determined qualitatively that its fees could not potentially be significant; accordingly the Company concluded it was not the primary beneficiary based on the following factors:

•	The Company has never had any financial ownership or other interest such as issued notes at any point in time and did not receive fees related to the launch or structuring of the CLOs; and

•

Although the Company has the right to earn incentive fees, as of the date of assessment based on the nature of the past performance and possible future performance of the collateral assets, there was no expectation that any significant incentive fees would be earned by the Company. Therefore, the overall fees would be

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

primarily based on its fixed fees which are capped in nature and in the range of fees consistent with that of an investment manager of fixed income investments, which do not participate in a significant amount of the losses or returns of that investment. The Company believes that these factors support its role as one of a hired service provider/agent.

The following conditions that existed at the time led the Company to conclude that it could not receive incentive fees based on the past performance and current status of the CLOs:

•	On June 5 2009, Moody’s Investors Service downgraded all debt tranches of Nob Hill I citing “Credit deterioration of the collateral pool [due to] an increase in the dollar amount of defaulted securities, a decline in average credit rating, an increase in the proportion of securities from issuer rated Caa1 and below, and failure of Class C, Class D, Class E Overcollateralization Tests;”

•	On June 12, 2009, Moody’s Investors Service downgraded all debt tranches of Nob Hill II citing “Credit deterioration of the collateral pool [due to] an increase in the dollar amount of defaulted securities, a decline in average credit rating, an increase in the proportion of securities from issuer rated Caa1 and below, and failure of all of the Par Value Tests;” and

•	As of December 31, 2009, holders of the Income Notes/Subordinated Securities of Nob Hill I and Nob Hill II had not received distributions (principal or interest) since November 15, 2008 and September 22, 2008, respectively.

The Company corroborated its qualitative assessment with a quantitative analysis by performing multiple quantitative scenarios for its CLOs. In connection with responding to this comment letter, the Company performed incremental quantitative modeling, using information available as of the date of the initial assessment, to supplement its original analysis and conclusion that no consolidation was necessary. The Company used Intex models incorporating a variety of cash flow assumptions to determine the possible returns or losses of both CLOs given the composition of the underlying asset pools, market conditions, and future performance expectations at the time of the assessment. The objective was to determine the range of possible outcomes from the CLOs and evaluate whether the Company’s collateral management fees represented a significant portion of the residual returns. The Company’s analysis considered all levels of potential collateral management fees available to the Company. The Company concluded that the quantitative results supported its qualitative conclusion, that total collateral management fees were not potentially significant in relation to the economic performance of the VIE. However, the quantitative analysis was not the sole determinant as to whether the fees could be significant.

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

The Company analyzed the range of results of the different scenarios that were modeled noting that none of the scenarios resulted in the Company receiving significant fees when compared to the overall economics of the CLO. The measure of significance for each scenario was based on total fees as a percentage of the total collateral assets interest income. It excluded any return of principal to the Note (debt) and Income Note (equity) holders. The Company also analyzed the overall fees in bps in all the scenarios, noting the fees were in a narrow range of [***] to [***] bps and [***] to [***] bps for Nob Hill I and II, respectively. This fee range is consistent with the fixed percentage fees charged by the Company for other fixed income products where it serves as investment manager.

Provided below is a summary of the quantitative results for the CLOs and the methodology surrounding the sensitivity modeling. In reviewing the results the Company noted that the range of outcomes in all scenarios were impacted by the negative historical results of the entities from inception of both transactions through the date of the assessment.

The specific results from the quantitative modeling and a discussion of the scenarios are as follows:

[***][***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]

[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]

The Company established a baseline possible outcome (Scenario 1) for each CLO. Additional scenarios (2 through 6) were modeled with the intent of capturing the range of possible outcomes for the CLOs by performing sensitivity analysis of the key inputs into baseline cash flow projections. These key inputs included future default rates, recovery rates, prepayment rates, reinvestment spreads, reinvestment price, and the LIBOR forward curve at the time of assessment. The Company incorporated future expectations of changes in the market environment and deal performance by utilizing “ramp” or “vector” curves to reflect possible future performance. Sources used to pull historical data include market reports such as Standard and Poor’s Leveraged Commentary & Data (LCD) Report, Moody’s Annual Default and Recovery Study and Credit Suisse’s Leveraged Finance Default Review.

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

•	Baseline (Scenario 1) – This scenario used historical industry information for each of the key inputs for the collateral pools, taking into consideration the market environment as of the date of assessment. For 3-month LIBOR, given the floating-rate nature of both the collateral pools and liabilities, the Company utilized the forward interest rate curve at January 1, 2010.

•	Scenarios 2 and 3 – These scenarios were developed by performing sensitivity analyses on default rates, recovery rates, prepayment rates, reinvestment spreads, and reinvestment prices as established in the baseline scenario. Each of these key inputs was stress-tested by 2 standard deviations to provide a reasonable statistical measure to evaluate the performance for each CLO. In performing sensitivity analyses of the key inputs, the Company notes that credit spreads and default rates are positively correlated; that is, in periods when spreads widen (which increases returns), the market would observe an increase in defaults (which decreases returns).

•	Scenario 4 – This scenario assumed that the structure is called by the Income Note holders (Subordinated Tranche) once the A-1 note holder principal balance was fully paid down. The Company believed that was a possible scenario given that the weighted average cost of capital increases as the most senior tranche of the notes are paid down, reducing the benefits of leverage to the Income Note holders.

•	Scenarios 5 and 6 – These utilized Scenario 1 inputs but assume +/- 100 average basis point decompression and expansion of the 3-month LIBOR forward curve in Scenarios 5 and 6, respectively. The primary purpose and design of Nob Hill I and Nob Hill II was to create and pass along risks to the variable interest holders associated with the variability in cash flows attributable to credit, prepayment or reinvestment risks in the collateral portfolio. The entities were not designed to pass through variability associated with changes in Libor given that the entities were designed to be comprised of both floating rate assets and liabilities; however, scenarios 5 and 6 were prepared to illustrate the possible effects of variability in the interest rate environment, monetary policy and economic conditions should an enterprise consider rate variability as part of the design of an entity. The decompression of the LIBOR forward curve in Scenario 5 had the result of reducing total collateral interest while total collateral management fees in this scenario are consistent or slightly higher than the collateral management fees calculated in other scenarios. When considering these results, and assessing the CLO’s purpose and design, the Company determined that the results were not a reflection of the potential that the fees could generate significant benefits from the activities that most significantly impact the entity’s economic performance.

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

Revenue Recognition, page F-12

3.	We note that you have recorded management fees net of fees paid to unaffiliated advisers. Please revise future filings to disclose the factors considered when determining when to record income and expenses on a gross versus net basis. Additionally, provide us with a more detailed analysis of how you considered each of the factors included in ASC 605-45-45-3 through 45-18 when concluding that recording investment management fees net of unaffiliated adviser revenues was appropriate. Please provide us with a draft of your proposed disclosure.

Company Response

In future filings the Company will include the following disclosure in the summary of significant accounting policies footnote within the revenue recognition section (underlined text indicates additional disclosure to current disclosure):

The Company accounts for investment management fees in accordance with ASC 605, Revenue Recognition, and has recorded its management fees net of fees paid to unaffiliated advisers. The Company considers the nature of its contractual arrangements in determining whether to recognize revenue based on the gross amount billed or net amount retained. The Company has evaluated the factors in ASC 605-45 in determining whether to record revenue on a gross or net basis with significant weight placed on: (i) If the Company is the primary obligor in the arrangement; and (ii) If the Company has latitude in establishing price. Amounts paid to unaffiliated advisers for the years ended December 31, XXXX, XXXX and XXXX were $XX million, $XX million and $XX million, respectively.

The Company has determined that investment management fees should be recorded net of fees paid to unaffiliated advisers. Provided below is a detailed analysis of our evaluation of the factors in ASC 605-45-45-3 through 45-18:

Background

As of December 31, 2013, the Company managed 49 U.S.-domiciled open-end mutual funds. Certain of these mutual funds were subadvised by unaffiliated third-party registered investment advisers (“unaffiliated subadviser” or “subadviser”). For these funds, the Company partners with unaffiliated managers who have specific investment strategies that the Company believes could be attractive to open-end fund investors. The Company recommends the engagement of such subadvisers to the fund’s board of directors, and the engagement of the subadviser requires a majority approval of the independent directors of the funds.

The roles and responsibilities of the Adviser and Subadviser are separate and distinct with respect to the services provided. The fund’s board of directors is actively involved in the oversight, approval and acceptance of these separate services. The respective services provided

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

by the adviser and unaffiliated subadviser are described and outlined in the fund’s marketing materials and required regulatory filings and are approved by a majority of directors independent of the adviser.

The Company, through registered investment adviser subsidiaries, acts as the investment adviser to the funds. As adviser to the fund, the Company monitors the subadvisers’ investment programs and results, as well as reviews the fund’s compliance with their investment objectives, policies and restrictions.

The unaffiliated subadviser is responsible for the day to day investment management services provided to the fund with respect to the execution of the fund’s stated investment strategy. This is outlined in the fund’s prospectus and statement of additional information, which state that the subadviser is solely responsible for the activities and costs associated with the execution of their investment strategy including, but not limited to, personnel, research and other operating expenses.

These investment management services are contracted through two separate contracts, an Investment Advisory Agreement ( “advisory agreement”) and a [***] Subadvisory Agreement the (“subadvisory agreement”). The advisory agreement outlines the roles and service to be provided by the Company as adviser of the funds [***]. The subadvisory agreement outlines the day-to-day investment activities to be provided by the unaffiliated subadviser to the fund [***].

The advisory agreement sets the overall management fee for the fund and the subadvisory agreement indicates the amount to be received by the subadviser. The subadvisory fee for all funds with a single adviser/subadviser structure is set at a [***] fee split. The investment management agreements, including the fee levels, have to be approved by a majority of directors independent of the adviser.

The following is a summary of the indicators that are outlined in ASC 605-45-45-3 through 45-18 and the analysis and conclusion of each indicator with respect to the Company’s fact pattern:

ASC 605-45 Indicators	Conclusion/Analysis	Support Net or Gross
The entity is the primary obligor in the arrangement

The Company is not the primary obligor for the separate service provided by the subadviser based on the following:

•    The service provided by the subadviser is the day to day activities related to the execution of the stated investment strategy of the funds and is required to be approved by the fund

Net

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

ASC 605-45 Indicators	Conclusion/Analysis	Support Net or Gross

board. The execution of and responsibility for the investment strategy is the primary service provided to the fund as it determines the funds overall investment performance;

•    The adviser could not perform the service provided by the subadviser; and

•    The marketing materials, including quarterly fact sheets, prospectuses, investor guides, as well as required filings for the subadvised funds, state the primary services being performed by the subadviser and the role of the adviser.

The entity has general inventory risk	N/A	N/A

The entity has latitude in establishing price

The Company does not have reasonable latitude in establishing price based on the following:

•    The overall investment management fee is reviewed and approved by the fund board of directors, including a majority of the independent directors;

•    The Company does not have latitude in establishing the subadvisory fees to be paid, which is [***]% of management fees; and

•    The subadvisory agreement [***], which outlines the subadvisory fee pricing, is approved by the fund’s board and is required to be renewed annually [***].

Net

The entity changes the product or performs part of the service

The Company cannot change the service that is provided by the unaffiliated subadviser based on the following:

•    The Company’s unaffiliated subadvisers maintain their own distinct investment strategy and have complete investment discretion over the fund’s portfolio of investments;

Net

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

ASC 605-45 Indicators	Conclusion/Analysis	Support Net or Gross

•    The investment performance of the funds is dependent on the ability of the unaffiliated subadvisers to successfully execute their investment strategies and philosophy; and

•    The Company cannot modify the portfolio decision-making processes of the subadvisers.

The entity has discretion in supplier selection

The Company does not have discretion in hiring or appointing the subadviser based on the following:

•    The mutual fund board of directors is required to approve the hiring of the subadviser and annually reviews and approves subadvisers;

•    The Company does not have the ability to change the subadviser without the approval of the fund’s board of directors; and

•    The fund’s board of directors can cause the termination or non-renewal of the subadviser.

Net

The entity is involved in the determination of product or service specifications

The Company is not involved with the determination of services provided by the subadviser based on the following:

•    The subadviser is responsible for the day-to-day operations of the fund’s portfolio, which primarily includes the investment management activities and execution of the subadviser’s unique investment strategy; and

•    The Company is not involved in execution of the services provided by the unaffiliated subadviser to the fund.

Net

The entity has physical loss inventory risk	N/A	N/A

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

ASC 605-45 Indicators	Conclusion/Analysis	Support Net or Gross

The entity has credit risk

The Company has no credit risk related to the subadviser’s portion of its fees:

•    The subadvisory agreement requires the Company, as the adviser, upon receipt of management fees, to transfer payments to the unaffiliated subadvisers. If no fee is collected from the fund, the Company has no obligation to pay the subadviser, even if the subadviser has performed services; and

•    The management fees are based on a [***] split of the investment management fees. As a result, the Company and the unaffiliated subadviser share in the credit risk for each respective portion of the advisory fees. If investment management fees are unable to be collected from the fund, no fees would be paid to the subadviser.

Net

The amount the entity earns is fixed

The Company’s fees earned for its portion of the services are generally fixed in nature based on the following:

•    Investment management fees are determined based on a set fee rate of assets managed and the Company’s portion of those fees are [***].

Net

Based on the analysis above, the Company has determined that the guidance related to principle/agent revenue recognition described in ASC 605-45-45-3 through 45-18 support the presentation of investment management fees net of fees paid to unaffiliated subadvisers, and is similar to the evaluation of example 8 Case B of ASC 605-45-45-55-28 as the Company also records its revenue net of payments to an third parties as the Company is not the primary obligor for the service provided by the third parties and does not establish price of the third-party service.

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

Form 8-K Filed April 30, 2014

Exhibit 99.1 Press Release

Asset Flows and Assets Under Management, page 4

4.	We note from your discussion of long-term mutual fund sales, here and within your Earnings Presentation included on your website, that you disclose quarterly and full-year mutual fund sales rates. In future presentations please include a definition for the “sales rates” metric so that a reader may understand how it is calculated.

Company Response

The Company respectfully informs the staff that in future presentations it will include a definition of how the “sales rates” metric is calculated. The Company calculates sales rate as annualized quarterly sales divided by beginning of period assets under management.

*        *        *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

Virtus Investment Partners, Inc.

July 1, 2014

Management believes that the above responses will be acceptable to the Commission. Please do not hesitate to contact me at (860) 263-4710 with any questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal
Executive Vice President and
Chief Financial Officer

Virtus Investment Partners, Inc. | 100 Pearl Street | Hartford, CT 06103 | www.virtus.com